November 10, 2016
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attn: Jennifer Gowetski, Senior Counsel
Rahul K. Patel, Staff Attorney
Re: SBA Communications REIT Corporation
Registration Statement on Form S-4
Filed October 3, 2016
File No. 333-213949
Dear Ms. Gowetski:

On behalf of SBA Communications REIT Corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated October 31, 2016, regarding the above referenced Form S-4 filed on October 3, 2016 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 1, marked to show changes from the Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

GREENBERG TRAURIG, P.A.  ∎  ATTORNEYS AT LAW  ∎  WWW.GTLAW.COM

401 East Las Olas Boulevard, Fort Lauderdale, Florida 33301  ∎  Tel: 954.765.0500  ∎  Fax 954.765.1477

November 10, 2016

Questions and Answers About the REIT Conversion, page 3

1.	We note your disclosure that you estimate that you had approximately $1.15 billion in NOLs as of December 31, 2015. We further note that you may use these NOLs to offset your REIT taxable income and thus distributions to shareholders may be reduced or eliminated until your NOLs have been fully utilized. Please revise to disclose when you expect these NOLs to be utilized or advise.

The Company has revised the disclosure on pages 6, 21, 43 and 50 of Amendment No. 1 in response to the Staff’s comment.

Background of the REIT Conversion, page 42

2.	We note your disclosure on page 42 that during regularly scheduled meetings of the board of directors in 2015 and 2016, as part of your strategic review of your global tax planning, the feasibility of converting to a REIT was discussed. Please revise to more specifically describe why management and the board decided to convert to a REIT at this particular time.

The Company has expanded its disclosure on pages 5 and 43 of Amendment No. 1 in response to the Staff’s comment.

3.	We note your disclosure on page 44 that the SBA Communications Corporation board of directors determined that the REIT conversion and the related transactions are fair to, and in the best interests of, SBA and its shareholders. Please revise to provide more specific details regarding the basis for the board’s determination.

The Company has revised the disclosure on pages 4-5 and 45 of Amendment No. 1 in response to the Staff’s comment.

Our Business, page 50

4.	We note your disclosure that, as of June 30, 2016, you owned 15,843 towers in the United States and its territories and 9,827 towers in your international markets, including Canada, Central America, and South America. Please revise to breakdown your areas of major geographic concentration.

We advise the Staff that the Company has revised the disclosure on pages 51 and 68 of Amendment No. 1 to clarify that approximately 27% of the Company’s total towers are located in Brazil and that less than 3% of the Company’s total towers are located in each of its other international markets. In addition, the Company has modified its disclosure to clarify that (i) Brazil represented approximately 11% of the Company’s total revenue for the year ended December 31, 2015 and the nine months ended September 30, 2016 and (2) no other

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November 10, 2016

international market represents more than 3% of the Company’s total revenue. We respectfully advise the Staff that the Company does not believe that the identification of those jurisdictions in which the Company has less than 10% of its total towers or from which it derives less than 5% of its total revenue is material to an investor. The Company hereby confirms to the Staff that, to the extent the number of towers owned or the revenue generated in any individual jurisdiction becomes material, it will include, as applicable, (1) the number of towers as a percentage of the Company’s total tower portfolio and/or (2) the percentage of total revenue generate in such jurisdiction.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 68

5.	We note that you believe that, over the long-term, leasing revenues will continue to grow as wireless service providers increase their use of your towers and that operating costs for owned towers do not generally increase as a result of adding new customers to the tower. With a view toward disclosure, please tell us how you measure the available capacity of your existing facilities to support additional tenants and generate additional lease revenue.

The availability of tenant capacity on a tower is a function of the height of the tower structure and the available space and number of existing tenants on the tower. Generally, a wireless service provider utilizes approximately 10 vertical feet of space for the installation of its equipment on the Company’s towers. As of December 31, 2015, the Company’s U.S. tower portfolio had an average height per tower of approximately 199 feet and approximately 1.8 tenants per tower.

As disclosed on page 53 of the Registration Statement, the Company measures the available capacity of its existing facilities to support additional tenants and generate additional lease revenue by assessing several factors, including tower height, tower type, wind loading, environmental conditions, existing equipment on the tower and zoning and permitting regulations in effect in the jurisdiction where the tower is located. The Company’s estimates of additional capacity also rely on its extensive historical experience with the addition of new tenants and the modification of existing tenant equipment, whereby it is very unusual for a tower not to be able to accommodate an additional tenant (and in most cases, multiple additional tenants) either immediately or, in certain circumstances, after appropriate modification, including extensions or structural reinforcement. As indicated on page 69 of the Registration Statement, in those circumstances that existing towers require modification to add capacity (either for a new tenant or new equipment for an existing tenant), the Company typically requires wireless service providers to bear all or a portion of the cost of tower modifications or execute lease amendments with the wireless service providers to increase their lease payments in exchange for adding or upgrading their equipment.

GREENBERG TRAURIG, P.A.  ∎  ATTORNEYS AT LAW  ∎  WWW.GTLAW.COM

November 10, 2016

As disclosed on page 69 of the Registration Statement, costs of site leasing primarily consist of (1) rental payments on ground leases and other underlying property interests; (2) straight-line rent adjustment for the difference between rental payments made and the expense recorded as if the payments had been made evenly throughout the lease term (which may include renewal terms) of the underlying property interests; (3) property taxes; (4) site maintenance and monitoring costs (exclusive of employee related costs); (5) utilities; (6) property insurance; and (7) deferred lease origination cost amortization. For any given tower, each of these costs is relatively fixed over a monthly or an annual time period. As such, cost of site leasing revenue for owned towers does not generally increase as a result of adding additional customers to the tower. The ongoing maintenance requirements are typically minimal and include replacing lighting systems, painting a tower, or upgrading or repairing an access road or fencing.

In response to the Staff’s comment, we have included the disclosure regarding how the Company measures capacity under the Properties section on page 59 of Amendment No. 1.

6.	We note your disclosure on page 69 that you have historically experienced low tenant terminations as a percentage of revenue other than in connection with customer consolidation or cessations of service. We further note your disclosure on page 72 regarding increased impairment charges resulting from your analysis that the future cash flows would not recover the carrying value of the investment resulting from increased lease terminations. Please revise to disclose your historical nonrenewal rate. In addition, please provide disclosure regarding your lease expiration schedule, including the gross annual revenue generated by any expiring leases, or advise.

The Company has historically experienced very low levels of tenant lease terminations. As a percentage of total site leasing revenue, tenant lease terminations averaged 3.02%, on an annualized basis, for the past three years. However, excluding lease terminations arising from carrier consolidation and service terminations (e.g. iDEN), tenant lease terminations averaged only 0.61% on an annualized basis for the past three years. In Note 16 of the Condensed Notes to Consolidated Financial Statements included in SBA Communications Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into the Registration Statement, the Company has disclosed its minimum contracted lease revenues by year. The Company provides disclosure to investors regarding the risks of tenant lease terminations resulting from customer consolidation and cessations of service (specifically the impact of Sprint’s decommissioning of its iDEN network) on page 23 of the Registration Statement. Furthermore, when one of these factors impacts or is expected to materially impact a quarter, the Company discusses it in the MD&A.

In response to the Staff’s comment, the Company has included disclosure on page 71 of Amendment No. 1 regarding the average non-renewal rates discussed above and included a cross reference to the contracted lease revenue table in Note 16 of the Form 10-K. Accordingly, in light of the existing and additional disclosure provided by the Company, as well as the immaterial amounts related to tenant terminations other than in connection with customer

GREENBERG TRAURIG, P.A.  ∎  ATTORNEYS AT LAW  ∎  WWW.GTLAW.COM

November 10, 2016

consolidation or cessations of service, we respectfully submit that a schedule of the Company’s non-renewal rates is not necessary based on the historical low levels of non-renewals and the level of disclosure provided.

Other Income (Expense), page 74

7.	We note your disclosure that you have recorded a gain related to the remeasurement of intercompany loans. Please tell us whether these loans are considered to be of a long-term-investment nature and explain to us how you have applied the guidance in ASC Topic 830-20-35-3.

The Company considers its intercompany loan with its Brazilian subsidiary to be of a short-term nature, not of a long-term investment nature. The Company entered into an intercompany loan agreement on November 23, 2014 to provide funding to its Brazilian subsidiary in contemplation of the subsidiary’s December 1, 2014 acquisition of assets from Oi. The Company’s intent, from the beginning of the loan, has always been to settle the intercompany loan in the foreseeable future and has accordingly consistently accounted for the impacts of the foreign currency remeasurement through the statement of operations. Pursuant to ASC Topic 830-20-35-3(b), intra-entity foreign currency transactions in which settlement is not planned or anticipated in the foreseeable future shall be deemed to be of a “long-term-investment nature.” However, in accordance with ASC Topic 830-20-35, “[i]n general, if settlement is planned or anticipated, even though no time period is specified, it is presumed that settlement will occur in the ‘foreseeable future.’” During July 2016, R$75 million (USD $22.5 million) of the principal amount of the loan was settled and the Company intends to settle the remaining principal amount in the foreseeable future. Based on the Company’s intent to settle the intercompany loan, the Company treats the intercompany loan as short-term in nature in accordance with ASC Topic 830-20-35.

Exhibits

8.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

The Company has filed all remaining exhibits with Amendment No. 1, other than the tax opinion, a draft of which the Company has submitted as correspondence via EDGAR concurrently herewith.

9.	Please include a form of proxy card with your next amendment.

The Company has included a form of proxy with Amendment No. 1.

GREENBERG TRAURIG, P.A.  ∎  ATTORNEYS AT LAW  ∎  WWW.GTLAW.COM

November 10, 2016

If you have any questions regarding the above, please contact the undersigned at (954) 768-8255.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Thomas P. Hunt
SBA Communications Corporation

Joseph Coco
Skadden, Arps, Slate, Meagher & Flom LLP

GREENBERG TRAURIG, P.A.  ∎  ATTORNEYS AT LAW  ∎  WWW.GTLAW.COM